SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

Justin Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416)956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 94,489,751*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 94,489,751*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,489,751*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 63.1%**

14	Type of Reporting Person (See Instructions) CO

* This amount includes 69,705,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

** Based on the sum of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019 and 69,705,497 redemption-exchange units of Brookfield Business L.P. beneficially owned by the reporting person.

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,349

	8	Shared Voting Power 95,985,220*

	9	Sole Dispositive Power 17,349

	10	Shared Dispositive Power 95,985,220*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,002,569*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 64.2%**

14	Type of Reporting Person (See Instructions) CO

* This amount includes 69,705,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

** Based on the sum of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019 and 69,705,497 redemption-exchange units of Brookfield Business L.P. beneficially owned by the reporting person.

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,495,469

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,495,469

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,469

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%*

14	Type of Reporting Person (See Instructions) PN

* Based on a total of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019.

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,784,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,784,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.0%*

14	Type of Reporting Person (See Instructions) PN

* Based on a total of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019.

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 35,481,195*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,481,195*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,481,195*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.7%**

14	Type of Reporting Person (See Instructions) PN

* Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

** Based on the sum of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019 and 35,481,195 redemption-exchange units of Brookfield Business L.P. beneficially owned by the reporting person.

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BUSC FINANCE LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,087,279*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,087,279*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,087,279*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%**

14	Type of Reporting Person (See Instructions) OO

* Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

** Based on the sum of 79,933,771 limited partnership units of the Brookfield Business Partners L.P. issued and outstanding as of June 28, 2019 and 17,087,279 redemption-exchange units of Brookfield Business L.P. beneficially owned by the reporting person.

CUSIP No. G16234109	SCHEDULE 13D

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D is being filed to reflect the closing on June 28, 2019 of the previously announced equity offering of limited partnership units (the “Units”) of Brookfield Business Partners LP (“BBU”), together with a concurrent private placement (the “Private Placement”) to Brookfield Asset Management Inc. (“BAM”) of 6,610,000 redeemable-exchangeable units (“REUs”) of Brookfield Business L.P. (“Holding LP”), which are exchangeable for Units of BBU under certain circumstances and a concurrent private placement to OMERS, the pension plan for Ontario’s municipal employees, of 5,077,000 Units.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners Limited (“Partners”), Schedule III hereto, with respect to Partners Value Investments LP (“PVI”), Schedule IV hereto, with respect to Brookfield Private Equity Direct Investments Holdings LP (“BPED”), Schedule V hereto, with respect to Brookfield Private Equity Group Holdings LP (“BPEG”), and Schedule VI hereto, with respect to BUSC Finance LLC (“BUSC Finco”), and together with BAM, Partners, PVI, BPED and BPEG, the “Reporting Persons”), set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and the principal business address of each Scheduled Person.

To the Reporting Persons’ knowledge, none of the Scheduled Persons listed on Schedules I through VI have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the Private Placement, BAM and Holding LP entered into a subscription agreement, dated as of June 20, 2019 (the “Subscription Agreement”), which provided for the purchase by BAM and its affiliates of 6,610,000 REUs, deliverable at closing on June 28, 2019.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by BAM and its affiliates of 6,610,000 REUs for the purpose of increasing its investment in BBU.

CUSIP No. G16234109	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of Schedule 13D are hereby amended as follows:

(a)-(b) As of the date hereof, BAM may be deemed to be the beneficial owner of 24,784,254 Units and Partners may be deemed to be the beneficial owner of 26,297,072 Units, and such Units each constitutes approximately 31.0% and 32.9%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 28, 2019. As of the date hereof, PVI may be deemed to be the beneficial owner of 1,495,469 Units, and such Units constitute approximately 1.9% of the issued and outstanding Units as of June 28, 2019. In addition, BAM holds directly, and indirectly through BPEG and BUSC Finco, an aggregate of 69,705,497 REUs. Such REUs held directly and indirectly by BAM represent 100% of the REUs of Holding LP and approximately 46.6% of the Units assuming that all of the REUs of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the REUs of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 94,489,751 Units and Partners may be deemed to be the beneficial owner of 96,002,569 Units, and such Units would constitute approximately 63.1% and 64.2%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 28, 2019. The REUs of Holding LP and the redemption-exchange mechanism are more fully described in BBU’s Annual Report on Form 20-F for the year ended December 31, 2018.

The Units deemed to be beneficially owned by BAM include 24,784,250 Units beneficially owned by BPED, 35,481,195 REUs of Holding LP beneficially owned by BPEG, and 17,087,279 REUs of Holding LP beneficially owned by BUSC Finco. The Units deemed to be beneficially owned by Partners include 17,349 Units directly beneficially owned by Partners, together with the Units deemed to be beneficially owned by PVI and the Units deemed to be beneficially owned by BAM. Partners may be deemed to have shared power with each of BAM and PVI to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 17,349 Units with respect to which Partners has sole voting and investment power.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated June 28, 2019, among Brookfield Asset Management Inc., Partners Limited, Partners Value Investments LP, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Group Holdings LP, and BUSC Finance LLC.

Exhibit 2	Subscription Agreement, dated June 20, 2019, by and between Brookfield Asset Management Inc. and Brookfield Business L.P.

CUSIP No. G16234109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name: Justin Beber
Title: Managing Partner

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
Name: Leslie Yuen
Title: Director, Finance

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BUSC FINANCE LLC

By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice-President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada

Angela F. Braly, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1700, 335 — 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Former Chair of BAM	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of BAM	Canada

Brian D. Lawson, Director, Managing Partner and Chief Financial Officer	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of BAM	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Timothy Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of BAM	Canada

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Diana L. Taylor, Director	c/o Bloomberg Philanthropies 25 East 78th Street New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of BAM	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of BAM	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of BAM	Canada

Timothy Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BAM	Canada

Loretta Corso, Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of BAM	Canada

Brad Rusheleau, Assistant Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Manager of BAM	Canada

SCHEDULE III

PVI MANAGEMENT INC., as General Partner of
PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

James L.R. Kelly, Director	Hwy.#26, West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	President at Earth Power Traction and Equipment Inc.	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of BAM	Canada

Frank N.C. Lochan, Chairman	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	President of Rossiter Ventures Corporation	Canada

C. Leslie Yuen, Director, Finance	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Finance of BAM	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of BAM	Canada

Bryan Sinclair, Senior Associate	Bay Adelaide Centre, 333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President at Trisura Group Ltd.	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE V

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE VI

BUSC FINANCE LLC

Name and Position of Officer or Manager	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A.

Jordan Kolar, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director, Tax	U.S.A.

Josh Zinn, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	Australia

Karly Dyck, Manager and Secretary	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada